Exhibit 99.1

NETCLASS TECHNOLOGY INC Expands Business Horizons with Strategic Entry into AI Companion Smart Hardware

•	Leveraging an Asset-Light Model, the Company Launches "LinkeeBot" Targeting Its Established Student Demographic

•	Strategic Expansion into Interactive AI Smart Pets Intended to Diversify Core Revenue Streams Alongside Existing SaaS Operations

•	Initial Commercialization Planned in Select Asian Markets, Including Southeast Asia, Mainland China, Hong Kong, and Japan

SINGAPORE and HONG KONG, October 09, 2026 – NETCLASS TECHNOLOGY INC (Nasdaq: NTCL; the “Company” or “NetClass”), a B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, Singapore and Tokyo, today announced a strategic business expansion into the AI companion smart hardware market. This move serves to further diversify the Company’s operational footprint and revenue streams while pursuing growth opportunities in interactive consumer devices.

As part of this growth strategy, NetClass has formed a joint venture, Linkee AI Company Limited, and has officially launched its debut interactive AI smart pet line, LinkeeBot, now available at https://linkeebot.com/. NetClass holds a 40% interest in Linkee AI Company Limited, which was formed with independent third parties.

Powered by natural language processing models, Linkee Bot offers real-time voice interaction, empathetic conversational support, daily schedule management, and interactive productivity prompts in an engaging, smart-pet form factor. These features are designed to address the lifestyle needs of college students, young professionals, and Gen-Z consumers—a demographic that closely overlaps with NetClass's existing customer base in Southeast Asia, Mainland China, Hong Kong, and Japan.

To maximize capital efficiency, NetClass is executing this expansion through an asset-light business model. By collaborating with established hardware manufacturers and software infrastructure providers, the Company expects to help limit capital expenditure and inventory exposure while focusing core resources on software IP, brand development, and international channel distribution.

"Our entry into the interactive AI smart pet space represents a pivotal milestone in NetClass's evolutionary strategy," said Dr. Jianbiao Dai, Chairman and Chief Executive Officer of NetClass. "By leveraging our existing deep connections within the college student community, we are introducing a product that goes beyond functional learning tools to offer emotional and interactive value. The market demand for personalized AI companions is expanding, and our strategy will help us capture this immense market opportunity with speed, flexibility, and minimal capital risk. We are optimistic about LinkeeBot's commercial potential as we deliver diversified value to both our users and shareholders."

About NETCLASS TECHNOLOGY INC

NETCLASS TECHNOLOGY INC is a B2B smart education specialist with offices in Shanghai, Hong Kong, Singapore, and Tokyo, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, and, through its joint venture, interactive AI companion smart hardware, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward- looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

LLYC

Email: jian.lin@llyc.global